SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549
                              ______________

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                    Advanced Radio Telecom Corp.
                         (Name of Issuer)

                    Common Stock, $.001 par value
                    (Title of class of securities)

                              00743U-10-1
                             (CUSIP number)

                         H. Bryan Ives, III
               Nelson Mullins Riley & Scarborough, L.L.P.
                         100 N. Tryon Street
                              Suite 3350
               Charlotte, North Carolina 28202-4000
                              (704) 417-3000
               (Name, address and telephone number of person authorized to receive notices and communications)


                         February 25, 1997
          (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     Check the following box if a fee is being paid with the statement   [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                         (Continued on following pages)
                              (Page 1 of 7 Pages)
                                                                 SCHEDULE 13D



CUSIP NO.  00743U-10-1             13D                      PAGE 2 OF 7 PAGES



1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          CCC Millimeter, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                      [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7    SOLE VOTING POWER
SHARES                   2,350,310
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                2,350,310
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,350,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.0%

14   TYPE OF REPORTING PERSON*
     PN

                                                                 SCHEDULE 13D



CUSIP NO.  00743U-10-1             13D                 PAGE 3 OF 7 PAGES



1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Columbia Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                 (b)  [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                           [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

NUMBER OF           7    SOLE VOTING POWER
SHARES                   3,205,614
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                3,205,614
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,205,614

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.4%

14   TYPE OF REPORTING PERSON*
     CO

                                                            Page 4 of 7 Pages
                                                            Schedule 13D
                                                       CCC Millimeter, L.P.
                                                  Columbia Capital Corporation

                         ADVANCED RADIO TELECOM CORP.
                         (CUSIP NO. 00743U-10-1)


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.001 per share (the `Common Stock'), of Advanced Radio Telecom Corp., a Delaware corporation (the `Issuer'). The principal executive offices of the Issuer are located at 500 108th Avenue, N.E., Suite 2600, Bellevue, Washington 98004.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed with respect to CCC Millimeter, L.P., a Delaware limited partnership (`CCC Millimeter'), and Columbia Capital Corporation, a Virginia corporation (`Columbia Capital'). Each of CCC Millimeter and Columbia Capital are referred to herein as a `Reporting Person' and collectively as the `Reporting Persons.' Columbia Capital is the sole general partner of CCC Millimeter and Columbia Millimeter Communications, L.P., a Delaware limited partnership (`Columbia Millimeter'). Columbia Millimeter owns 4.4% of the Issuer's Common Stock. By virtue of its position as the sole general partner of CCC Millimeter and Columbia Millimeter, Columbia Capital has the power to vote and dispose of the Common Stock held by CCC Millimeter and Columbia Millimeter. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

     (b) The principal business address of each Reporting Person is 201 North Union Street, Alexandria, Virginia 22314.

     (c) The principal business of CCC Millimeter is investments. The principal business of Columbia Capital is providing capital, financial services and strategic guidance to companies in the communications and media industries.

     (d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

                                                            Page 5 of 7 Pages
                                                            Schedule 13D
                                                       CCC Millimeter, L.P.
                                                  Columbia Capital Corporation

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 3, 1996, the Issuer entered into an agreement (the `CommcoCCC Agreement') to acquire 129 38 GHz wireless broadband authorizations (the `Assets') from CommcoCCC, Inc. (`CommcoCCC') in exchange for 6,000,000 shares of Common Stock of the Issuer. On February 25, 1997, the CommcoCCC Agreement was consummated by the transfer of the Assets in exchange for the issuance of 6,000,000 shares of Common Stock as follows: 2,350,310 shares to CCC Millimeter; 855,304 shares to Columbia Millimeter; and 2,794,386 shares to the remaining shareholder of CommcoCCC, Commco, L.L.C. Columbia Capital does not directly own any shares of Common Stock; however, by virtue of its position as the sole general partner of CCC Millimeter and Columbia Millimeter, Columbia Capital has the power to vote and dispose of the Common Stock held by CCC Millimeter and Columbia Millimeter. In addition, in connection with certain bridge financings, the Issuer issued to Columbia Capital and Commco, L.L.C., five-year warrants to purchase a total of 116,364 shares of Common Stock, all at an exercise price of $17.1875 per share ($15.00 after giving effect to anti-dilution adjustments). Of such warrants, Columbia Capital owns warrants for 62,173 shares and the remaining warrants for 54,191 shares were issued to Commco, L.L.C.

ITEM 4.   PURPOSE OF TRANSACTION

     Each Reporting Person acquired the shares of Common Stock for investment purposes. Although no Reporting Person presently has any plans or proposals to acquire additional securities of the Issuer in the future, each Reporting Person may acquire additional securities of the Issuer in the future. No Reporting Person presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) CCC Millimeter currently beneficially owns 2,350,310 shares of the Issuer's Common Stock, representing approximately 12.0% of the currently outstanding shares of Common Stock. CCC Millimeter currently beneficially owns 855,304 shares of the Issuer's Common Stock, representing approximately 4.4% of the currently outstanding shares of Common Stock. Columbia Capital may be deemed to beneficially own 3,205,614 shares of the Issuer's Common Stock, representing approximately 16.4% of the currently outstanding shares of Common Stock. In addition, Columbia Capital owns Warrants to purchase 62,173 shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 19,559,420 shares currently outstanding, as disclosed directly by the Issuer to the Reporting Persons.

     (b) By virtue of its position as sole general partner of each of CCC Millimeter and Columbia Millimeter, Columbia Capital has the sole power to vote and dispose of all 3,205,614 shares of Common Stock reported in this

                                                            Page 6 of 7 Pages
                                                            Schedule 13D
                                                       CCC Millimeter, L.P.
                                                  Columbia Capital Corporation

Schedule 13D. In addition, Columbia Capital owns Warrants to purchase 62,173 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.   Joint Filing Agreement.

                                                            Page 7 of 7 Pages
                                                            Schedule 13D
                                                       CCC Millimeter, L.P.
                                                  Columbia Capital Corporation

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        March 5, 1997
                                        (Date)


                                        CCC MILLIMETER, L.P.

                                        By:  Columbia Capital Corporation
                                        Its: General Partner


                                        By:  /s/ Neil P. Byrne
                                        Its: Vice President


                                        COLUMBIA CAPITAL CORPORATION


                                        By:  /s/ Neil P. Byrne
                                        Its: Vice President